Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press and Investor Contact:	Aladdin Company Contact:
Jeremy Jacobs/Rachel Ferguson	Debbie Kaye
Joele Frank, Wilkinson Brimmer Katcher	Aladdin Corporate Communications
jjacobs@joelefrank.com	debbie.kaye@aladdin.com
rferguson@joelefrank.com	646.468.0481
212.355.4449

Aladdin Press Contact:
Matthew Zintel
Zintel Public Relations
matthew.zintel@zintelpr.com
310.574.8888

FOR IMMEDIATE RELEASE

Aladdin and Jasmine Holdco Announce Agreement to Cancel
Demand for Shareholder Meeting

The Two Parties to Discuss Alternatives to Enhance Shareholder Value

TEL AVIV, ISRAEL – Sept. 25, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced that it has reached an agreement with Jasmine Holdco LLC, an affiliate of Vector Capital, whereby Jasmine has withdrawn its August 28, 2008, demand that Aladdin convene an Extraordinary General Meeting of Shareholders. Accordingly, the Company is canceling the Extraordinary General Meeting previously scheduled for October 23, 2008.

The Company and Jasmine have agreed that Jasmine will refrain from submitting a new Extraordinary General Meeting demand until no earlier than October 30, 2008. Meanwhile, Aladdin and Jasmine will discuss alternatives for enhancing value for all of Aladdin’s shareholders. In order to facilitate these discussions, Aladdin and Jasmine have agreed that prior to October 30, 2008, Aladdin will not solicit or close any minority equity investment and Jasmine will not purchase or sell Aladdin equity.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisitions of Athena Smartcards, SafeWord and Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.